
02006376

U.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL
RECEIVED
PROCESSING
APR 11 2002
WASH, D.C.
SECTION

SEC FILE NUMBER
8 - 34204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRANDYWINE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE MILL
(No. and Street)

THORNTON	**PA**	**19373-1054**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHEAL P. DEVER **(610) 361-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

555 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **MICHEAL P. DEVER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRANDYWINE SECURITIES, INC.**, as of **DECEMBER 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


NOTARIAL SEAL
DOLORES A. PARKER, Notary Public
Thornton, Delaware County
My Commission Expires November 7, 2005

Sworn to and subscribed before me this 9th day of April 2002.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BRANDYWINE
BAM
PHLX
ASSET MANAGEMENT

Expanding the science of global trading.

The Mill
381 Brinton Lake Road
Thornton, PA 19373 USA

Phone: 610.361.1000
Fax: 610.361.1001
e-mail: bam@brandywine.com

April 10, 2002

U.S. Securities & Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 11 2002
WASH. D.C.
152
SECTION

Re: Brandywine Securities, Inc.

To Whom It May Concern:

In response to the letter we received dated April 1, 2002 from Mr. Ralph Heil of NASD Regulation, Inc., please find enclosed a new original copy of Form X-17A-5, Part III and the corresponding Oath of Affirmation. The Oath of Affirmation has been signed by myself as president and duly notarized.

I trust that everything will now be in compliance with regard to our filing of a December 31, 2001 annual audited report. If you have any questions regarding this response please contact Lew Stretch, Director of Operations, at (610) 361-1000 ext. 501.

Sincerely,

Michael P. Dever
President
Brandywine Securities, Inc.

Enclosure